Exhibit 5.1

INDEPENDENT CONTRACTOR AGREEMENT

THIS INDEPENDENT CONTRACTOR AGREEMENT (this “Agreement”) is made as of March 13, 2025 (the “Effective Date”), by and between Scienture Holdings, Inc., a Delaware corporation (the “Company”) and EMS Consulting Services, LLC (the “Contractor”). In consideration of the mutual covenants, terms and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Contractor agree as follows:

1. Services. Subject to approval by the Company’s Board of Directors, Eric Sherb, a member of the Contractor (the “Principal”) shall serve as the Company’s Chief Financial Officer (“CFO”) during the term of this Agreement.

(a) Upon execution of this Agreement, the Principal will report to the Company’s Chief Executive Officer (“CEO”) and agrees to perform all services (i) assigned by the CEO and (ii) otherwise necessary or convenient in fulfilling the obligations associated with serving as the CFO of a publicly-traded company with common stock listed on The Nasdaq Marketplace LLC (“Nasdaq”), including, but not limited to, (A) overseeing and directing all financial and risk management activities of the Company; (B) assessing and evaluating the Company’s financial performance with regard to short and long-term goals, budgets and forecasts, managing audit processes (including working with the Company’s external auditor and audit committee); (C) overseeing the Company’s reporting and registration obligations under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the execution by the Principal of any reports filed by the Company under the Securities Act or Exchange Act, as necessary; (D) overseeing the Company’s financial compliance functions (the “Services”).

(b) The Principal agrees to (i) use the Principal’s reasonable best efforts, skill, and attention as the primary financial principal for the Company in the best interest of the Company; (ii) comply with all applicable laws, rules, and regulations, including, but not limited to, the rules and regulations promulgated by Nasdaq, in connection with providing the Services to the Company; and (iii) provide the Services on a full-time basis by working no less than forty (40) hours per week for the Company.

(c) The Contractor represents and warrants to the Company that the Contractor has the full power and authority to provide the Services and that the provision of the Services will not result in the breach of any agreement to which the Contractor is a party.

2. Term and Termination. This Agreement will become effective as of the Effective Date, and will continue in effect until terminated by the Company or Consultant with or without cause upon no less than fourteen (14) days’ prior notice (the “Term”).

3. Fees. During the Term, the Company will pay Consultant the following fees as full consideration for the Services: (a) an annual cash fee of $100,000, payable in accordance with the Company’s standard accounts payable policies and procedures, (b) an annual grant of shares of the Company’s common stock equal to an aggregate amount of $50,000, to be issued as soon as reasonably practicable upon signing of this Agreement and every year thereafter during the Term, at a price equal to the closing price of the Company’s common stock as reported by Nasdaq on the date before such issuance, and (c) an annual discretionary bonus in an amount, if any, determined in the sole discretion of the Company’s Board of Directors to be paid in cash or in shares of the Company’s common stock.

4. Expenses. The Company shall reimburse the Consultant during the Term for all reasonable and necessary business expenses incurred by the Consultant in connection with the provision of the Services; provided, however, that any reimbursement by the Company of such expenses is contingent upon the Consultant complying with the Company’s expense reimbursement policies and procedures then in-effect and delivering any documentation regarding such expenses as reasonably requested by the Company.

5. Taxes. The Contractor agrees to provide to the Company any tax documentation, including, but not limited to, a Form W-9, as reasonably requested by the Company. The Contractor acknowledges and agrees that the Company shall provide a Form 1099 for tax filing purposes in accordance with the Company’s standard accounting policies and procedures. The Contractor acknowledges and agrees that (a) the Contractor solely is responsible for paying any applicable corporate and personal income taxes as required under the laws of any applicable jurisdictions in which the Contractor is subject to taxation and (b) the Company shall have no obligation therefore or related thereto. The Contractor agrees to indemnify and hold harmless the Company from and against any and all damages or losses suffered by the Company, directly or indirectly, as a result of, or based upon or arising from any failure by the Contractor to timely pay any tax or to comply with any applicable law relating to taxes.

6. Independent Contractor. The Contractor shall be deemed to be an independent contractor for all purposes under this Agreement and shall not be deemed to be a representative, agent, or employee of the Company in the performance of the Services.

7. Confidentiality and Intellectual Property. Consultant understands that the Company may suffer indeterminable and irreparable harm from the disclosure of any proprietary information not generally available to the public of the Company (“Confidential Information”). Contractor agrees to treat all Confidential Information as confidential and, unless otherwise prohibited by applicable law, shall not disclose any Confidential Information to any other person or entity without the consent of the Company. Consultant agrees to take, at the Company’s request, all necessary and appropriate measures to ensure adherence with the terms of this paragraph 7. For purposes of this paragraph 7, the “Company” shall refer to the Company as well as any affiliated entities and subsidiaries. The Contractor’s confidentiality obligations in this paragraph 7 shall survive termination of this Agreement.

8. Miscellaneous. This Agreement supersedes all prior agreements between the parties and constitutes the entire agreement between the parties. The parties agree that there are no other collateral agreements or understandings between them except as set out in this Agreement. This Agreement shall be deemed to be a contract governed by the laws of the State of Delaware and shall for all purposes (whether in contract or in tort) be construed in accordance with the laws of such state, without reference to the conflicts of law provisions thereof. This Agreement is not assignable by the Consultant. This Agreement is assignable by the Company. This Agreement may be amended only in a writing signed by both parties. All headings in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement. Each of the parties, upon the request of any other party, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument and may be delivered by facsimile transmission.

[Signatures on next page.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first stated above.

Scienture Holdings, Inc.

By:	/s/ Surendra Ajjarapu
Surendra Ajjarapu
Chief Executive Officer

EMS Consulting Services, LLC

By:	/s/ Eric Sherb
Eric Sherb
Authorized Signatory